UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WESCO International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

95082P105

(CUSIP Number)

July 5, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 95082P105		Page 1 of 10

1	NAMES OF REPORTING PERSONS Green Equity Investors VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,700,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,700,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,000 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4% beneficial ownership of the shares of the Common Stock (based on 50,023,281 shares of Common Stock outstanding as of June 22, 2020, which includes 41,873,053 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 1, 2020 and 8,150,228 shares of Common Stock issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 22, 2020).

12	TYPE OF REPORTING PERSON PN

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1	NAMES OF REPORTING PERSONS Green Equity Investors Side VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,700,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,700,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,000 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4% beneficial ownership of the shares of the Common Stock (based on 50,023,281 shares of Common Stock outstanding as of June 22, 2020, which includes 41,873,053 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 1, 2020 and 8,150,228 shares of Common Stock issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 22, 2020).

12	TYPE OF REPORTING PERSON PN

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1	NAMES OF REPORTING PERSONS GEI Capital VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,700,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,700,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,000 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4% beneficial ownership of the shares of the Common Stock (based on 50,023,281 shares of Common Stock outstanding as of June 22, 2020, which includes 41,873,053 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 1, 2020 and 8,150,228 shares of Common Stock issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 22, 2020).

12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

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1	NAMES OF REPORTING PERSONS LGP Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,700,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,700,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,000 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4% beneficial ownership of the shares of the Common Stock (based on 50,023,281 shares of Common Stock outstanding as of June 22, 2020, which includes 41,873,053 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 1, 2020 and 8,150,228 shares of Common Stock issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 22, 2020).

12	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS Leonard Green & Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,700,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,700,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,000 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4% beneficial ownership of the shares of the Common Stock (based on 50,023,281 shares of Common Stock outstanding as of June 22, 2020, which includes 41,873,053 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 1, 2020 and 8,150,228 shares of Common Stock issued in connection with the acquisition as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 22, 2020).

12	TYPE OF REPORTING PERSON PN

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Item 1.

(a) Name of Issuer

WESCO International, Inc. (“Issuer”)

(b) Address of Issuer’s Principal Executive Offices

225 West Station Square Drive

Suite 700

Pittsburgh, Pennsylvania 15219

Item 2.

(a)	Name of Person(s) Filing:

A.	Green Equity Investors VII, L.P.

B.	Green Equity Investors Side VII, L.P.

C.	GEI Capital VII, LLC

D.	Leonard Green & Partners, L.P.

E.	LGP Management, Inc.

Green Equity Investors VII, L.P., a Delaware limited partnership (“GEI VII”) is the direct owner of 2,612,719 shares of Common Stock of the Issuer (the “GEI VII Shares”). Green Equity Investors Side VII, L.P., a Delaware limited partnership (“GEI Side VII” and together with GEI VII, the “LGP Funds”) is the direct owner of 3,087,281 shares of Common Stock of the Issuer (the “GEI Side VII Shares” and, collectively with the GEI VII Shares, the “Shares”).

GEI Capital VII, LLC, a Delaware limited liability company (“Capital”) is the general partner of GEI VII and GEI Side VII. Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) is the management company of GEI VII and GEI Side VII. LGP Management, Inc., a Delaware corporation (“LGPM”) is the general partner of LGP.

Capital, as the general partner of GEI VII and GEI Side VII, LGP, as the manager of GEI VII and GEI Side VII, and LGPM, as the general partner of LGP, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to share voting and investment power with respect to the Shares. As such, Capital, LGP, and LGPM may be deemed to be the indirect beneficial owners of the Shares.

Each of Capital, LGP, and LGPM disclaims beneficial ownership of the Shares reported herein, except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owners of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

(b)	Address of Principal Business Office or, if none, Residence

(A) – (E): 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025

(c)	Citizenship

(A) – (E): Delaware

(d)	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.01 per share.

(e)	CUSIP Number

95082P105

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CUSIP No. 95082P105		Page 7 of 10

Item 3.

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing the below, each of the Reporting Persons certifies that, to the best of its knowledge and belief, the securities referenced to above were not acquired and are not held for the purpose of or with the effect of changing or

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CUSIP No. 95082P105		Page 8 of 10

influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 14, 2020

Green Equity Investors VII, L.P.
By: GEI Capital VII, LLC, its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

Green Equity Investors Side VII, L.P.
By: GEI Capital VII, LLC, its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

GEI Capital VII, LLC

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

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24.1	Power-of-Attorney, dated July 14, 2020
99.1	Joint Filing Agreement, dated July 14, 2020